UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-FR/A

Amendment No. 1

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-15850

ANSELL LIMITED

(Exact name of Registrant as specified in its charter)

Victoria, Australia

(Jurisdiction of incorporation or organization)

Level 3, 678 Victoria Street, Richmond, Victoria, 3121, Australia

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.                                                                                  148,066,023 (as at November 24, 2006)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes      ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒                                         Accelerated filer ☐                                Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17      ☒ Item 18

EXPLANATORY NOTE

Ansell Limited (“Ansell” or the “Company”) is filing this amendment (this “Amendment”) to its Registration Statement on Form 20-FR originally filed on May 8, 1987 by Pacific Dunlop Limited, which changed its name to Ansell Limited in 2002 (the “Original Registration Statement”). The Original Registration Statement contained the information required by Form 20-F, which has changed the requirements of form and content since the filing of the Original Registration Statement. This Amendment is being filed to amend and revise the information that would have been contained under Items 9 and 12 of the current Form 20-F to reflect changes to the description of the Company’s Ordinary Shares and to reflect the voluntary de-listing from NASDAQ National Market and termination of its American Depositary Receipt (“ADR”) program in June 2006. The Company is maintaining its registration of Ordinary Shares under Section 12(g) of the Securities Exchange Act of 1934.

PART I.

Item 9. The Offer and Listing.

Description of Ordinary Shares

The Company adopted its current Constitution on 12 April 2002. The Constitution was filed as an exhibit to the Company’s Form 20-F filed on December 30, 2002. The description of Ordinary Shares set forth below is qualified by reference to the full text of the Company’s Constitution, which is incorporated by reference herein.

General. The Company has 148,066,023 shares on issue as at 24 November 2006.

Except for Ordinary Shares issued pursuant to the Company’s historic Executive Share Plan, all the issued and outstanding Ordinary Shares are fully paid. Subject to limited exceptions, the Company is prohibited by the Corporations Act 2001 (Cth) (the “Act”) from purchasing or dealing in its Ordinary Shares. The Company has an active capital management program which involves, amongst other things, buying back shares. This takes the form of the Company purchasing shares in the normal course of trading on the Australian Stock Exchange. Any such shares purchased are cancelled. Australian law does not allow the holding of treasury stock by a corporation. Non-residents of Australia may freely hold and vote Ordinary Shares subject to compliance with the Foreign Acquisitions and Takeovers Act of Australia referred to below.

Voting Rights. Every holder of Ordinary Shares present in person or by a proxy, attorney or representative at a meeting of shareholders (i.e. a person entitled to vote) has one vote on a vote taken by a show of hands, and, on a poll, every holder of Ordinary Shares entitled to vote has one vote for each Ordinary Share held. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the Chair of the meeting, at least five shareholders entitled to vote or by shareholders with at least 5% of the votes that may be cast on the resolution on a poll.

A quorum required for a meeting of shareholders consists of at least five shareholders who are entitled to vote. An ordinary resolution (e.g. resolutions for the election of directors and the appointment of auditors) requires the affirmative vote of the aggregate of at least a majority of the votes actually cast on the ordinary resolution by shareholders who hold Ordinary Shares and are entitled to vote. A special resolution (e.g. resolutions amending the Constitution) requires the affirmative vote of the aggregate of at least 75% of the votes actually cast on the special resolution by shareholders who hold Ordinary Shares and are entitled to vote. In case of a tie, the Chair is entitled to cast a deciding vote. Meetings are convened upon advance notice of at least 28 days.

Shares with preferential rights relating, among other things, to dividends, voting and repayment of share capital, can be issued by the Directors from time to time subject to the Act and any special rights previously conferred on holders of existing shares. Modification or abrogation of the existing rights of any class requires either:

(a) the written consent of holders of at least 75% of the issued shares in that class; or

(b) a special resolution of the holders of the issued shares in that class.

There are no shares with such preferential rights currently outstanding.

The Ordinary Shares do not have cumulative voting rights on election of directors, which means that the holders of Ordinary Shares entitled to vote comprising more than 50% of the voting power, and voting on the election of directors at a general meeting have the power to elect all the directors standing for election, and, in such event, holders of the remaining Ordinary Shares will not be able to elect any Director.

Dividends. Holders of Ordinary Shares are entitled to receive on a pro-rata basis such dividends out of the profits of the Company as the Board of Directors may resolve to pay.

Liquidation. If Ansell is liquidated, the liquidator may, with the approval of a special resolution of shareholders, divide among the shareholders the whole or any part of the assets of Ansell, provided that a shareholder shall not be compelled to accept any shares or other securities which would subject such shareholder to liability.

Pre-emptive Rights. Holders of Ordinary Shares do not have any pre-emptive rights. Under the listing requirements of the Australian Stock Exchange Limited, certain restrictions apply to a listed company placing its Ordinary Shares otherwise than pro-rata among shareholders.

Partial Takeover. The Corporations Act permits a company’s constitution to include a provision that enables it to refuse to register shares acquired under a proportional takeover bid (ie a bid for less than 100% of the shares held by each shareholder) unless shareholders approve the bid. The Company’s constitution has contained a partial takeover provision since 1987. This provision, Rule 70, has been renewed or reinstated every three years since 1987. If a proportional takeover bid is made, the Directors must ensure that a meeting is held, in general, more than 14 days before the last day of the bid period, at which shareholders will consider a resolution to approve the takeover bid. If shareholder approval is not received for the partial offer, the offer may not proceed. The proportional takeover approval provisions will do not apply to full takeover bids and will only apply until 31 December 2007 unless renewed by shareholders.

Non-marketable Parcels. The Listing Rules of the Australian Stock Exchange permit a company to include provisions in its constitution to effect the sale of a holding of shares that is less than a “marketable parcel” (currently A$500 worth of shares). Rule 21 of the Company’s constitution sets out the procedure by which the Company may effect the sale of “non-marketable parcels” of Shares. This procedure provides for individual members to “opt out” of the application of Rule 21 if they would prefer to retain their Shares.

Restrictions on Foreign Ownership. Takeovers of Australian companies by foreign interest are subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Acquisition and Takeovers Act 1975. Technically, the statute applies to any acquisition of 15% or more of the outstanding shares of an Australian company that has total assets valued $5 million or more ($3 million or more if greater than 50% of the assets of the company are in the form of land) or any acquisition which results in one foreign person or group of associated foreign persons controlling 15% or more of total voting power. In addition, the statute applies to any acquisition by non-associated foreign persons resulting in foreign persons controlling, in the aggregate, 40% or more of total voting power or ownership.

The foregoing provisions may have the effect of hindering, delaying or preventing a change in control of the Company.

Item 12. Description of Securities Other than Equity Securities.

D. On May 4, 2006, the Company filed a Form 6-K with the Securities and Exchange Commission announcing its intention to voluntarily de-list from the NASDAQ National Market and terminate its American Depositary Receipt (“ADR”) program, both to take effect as of the close of trading on 5 June, 2006.

PART III.

Item 19. Exhibits.

1.2	Constitution of Ansell Limited, incorporated by reference to Form 20-F filed by the Registrant on December 30, 2002, Commission File No. 0-15850.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement amendment on its behalf.

ANSELL LIMITED

By:	/s/ Rustom Jilla
Name: Title:	Rustom Jilla Senior Vice President and Chief Financial Officer

Date: November 28, 2006

EXHIBIT INDEX

1.2	Constitution of Ansell Limited, incorporated by reference to Form 20-F filed by the Registrant on December 30, 2002, Commission File No. 0-15850.